UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

appHarvest, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03783T 103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03783T 103	Page 2 of 8 Pages

1.	Name of Reporting Persons Rise of the Rest Seed Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03783T 103	Page 3 of 8 Pages

1.	Name of Reporting Persons Rise of the Rest Seed Fund GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 03783T 103	Page 4 of 8 Pages

1.	Name of Reporting Persons Stephen M. Case
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 03783T 103	Page 5 of 8 Pages

Item 1(a)	Name of Issuer

AppHarvest, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices

1890 Star Shoot Pky Ste 170 PMB 168

Lexington, KY 40509

Item 2(a)	Name of Person Filing

This Statement on Schedule 13G has been filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	Rise of the Rest Seed Fund, LP

(2)	Rise of the Rest Seed Fund GP, LLC

(3)	Stephen M. Case

Item 2(b)	Address of Principal Business Office or, if none, Residence

The address of each of the Reporting Persons is:

1717 Rhode Island Avenue NW, 10th Floor

Washington, DC 20036

Item 2(c)	Citizenship

(1)	Rise of the Rest Seed Fund, LP is organized in the state of Delaware.

(2)	Rise of the Rest Seed Fund GP, LLC is organized in the state of Delaware.

(3)	Stephen M. Case is a United States citizen.

Item 2(d)	Title of Class of Securities

Common Stock, $0.0001 par value per share

Item 2(e)	CUSIP Number

03783T 103

Item 3

Not applicable.

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1

(a) Amount beneficially owned: See Row 9 of pages 2, 3, and 4

(b) Percent of class: See Row 11 of pages 2, 3, and 4

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Row 5 of pages 2, 3, and 4

(ii) Shared power to vote or to direct the vote: See Row 6 of pages 2, 3, and 4

(iii) Sole power to dispose or to direct the disposition of: See Row 7 of pages 2, 3, and 4

(iv) Shared power to dispose or to direct the disposition of: See Row 8 of pages 2, 3, and 4

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Rise of the Rest Seed Fund, LP
By:	Rise of the Rest Seed Fund GP, LLC
Its:	General Partner

By:	/s/ STEPHEN M. CASE
Name:	Stephen M. Case
Its:	Operating Manager

Rise of the Rest Seed Fund GP, LLC

By:	/s/ STEPHEN M. CASE
Name:	Stephen M. Case
Its:	Operating Manager

/s/ STEPHEN M. CASE
Stephen M. Case

EXHIBITS

A:	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of AppHarvest, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 14th day of February 2024.

Rise of the Rest Seed Fund, LP
By:	Rise of the Rest Seed Fund GP, LLC
Its:	General Partner

By:	/s/ STEPHEN M. CASE
Name:	Stephen M. Case
Its:	Operating Manager

Rise of the Rest Seed Fund GP, LLC

By:	/s/ STEPHEN M. CASE
Name:	Stephen M. Case
Its:	Operating Manager

/s/ STEPHEN M. CASE
Stephen M. Case